UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

ThermoEnergy Corporation

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

883906406

(CUSIP Number)

Martin A. Roenigk
75 Prospect Avenue
Eureka Springs, Arkansas 72632
(479) 253-0405

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

 March 21, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D CUSIP No. 883906406
1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS Martin A. Roenigk
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 4,619,589
	8	SHARED VOTING POWER None
	9	SOLE DISPOSITIVE POWER 4,619,589
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,619,589
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.82%
14	TYPE OF REPORTING PERSON IN

10454889.3

Item 1. Security and Issuer.

This Schedule 13D relates to shares of the common stock, par value $0.001 per share (“Common Stock”), of ThermoEnergy Corporation, an Arkansas corporation (the “Issuer”). The Issuer’s principal executive office is located at 124 West Capital Avenue, Suite 880, Little Rock, Arkansas 72201.

Item 2. Identity and Background.

This Schedule 13D is being filed by Martin A. Roenigk, an individual and a citizen of the United States of America. Mr. Roenigk is the Chairman of the Board of Directors, Chief Executive Officer and President of CompuDyne Corporation. Mr. Roenigk’s business address and the address of CompuDyne Corporation is 2530 Riva Road, Suite 201, Annapolis, Maryland 21401. During the last five years, Mr. Roenigk has not been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

Pursuant to a Securities Purchase Agreement dated as of March 21, 2007 (the “Purchase Agreement”) between Mr. Roenigk and the Issuer, Mr. Roenigk purchased for cash with his personal funds the Issuer’s 5% Convertible Promissory Note due March 21, 2013 in the principal amount of $750,000 (the “Note”) and received a warrant to purchase an aggregate of 750,000 shares of Common Stock (the “Warrant”) at an exercise price equal to the daily volume weighted average price per share of the Common Stock for the 365 day period immediately preceding the date on which the Warrant is exercised, subject to a minimum exercise price of $0.50 per share and a maximum exercise price of $1.00 per share. Mr. Roenigk may elect to convert the Note at any time into shares of Common Stock at a price of $0.50 per share; if converted in full, the Note would convert into 1,500,000 shares of Common Stock. The Purchase Agreement permits Mr. Roenigk, at any time on or before March 21, 2008, to purchase, on the same terms as the original Note, one or more additional Notes in an aggregate principal amount of up to $750,000 and to receive in connection therewith additional Warrants for the purchase, on the same terms as the original Warrant, of that number of shares of Common Stock determined by dividing the principal amount of such additional Note or Notes by $1.00; if Mr. Roenigk exercises this right in full, he will acquire an additional $750,000 principal amount of Notes convertible into 1,500,000 shares of Common Stock and Warrants for the purchase of an additional 750,000 shares of Common Stock. Prior to negotiation of the Purchase Agreement, Mr. Roenigk purchased 119,589 shares of Common Stock in a series of open market transactions commencing in March 2006.

Item 4. Purpose of Transaction

Mr. Roenigk acquired the Note, the Warrant and the Common Stock described in Item 3 for investment purposes. Mr. Roenigk has no current plans or proposals which relate to or would result in any action specified by clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

(a)	4,619,589 shares of Common Stock or approximately 15.82 % of the outstanding Common Stock of the Issuer (assuming full conversion of the Notes into Common Stock and full exercise of the Warrants).

(b)	Sole power to vote or direct the vote: 4,619,589 shares of Common Stock

Shared power to vote or direct the vote: None

Sole power to dispose or direct the disposition: 4,619,589 shares of Common Stock

Shared power to dispose or direct the disposition: None

(c)	Mr. Roenigk has made the following purchases of Common Stock in the open market in the last sixty days:

a.	7,000 shares of Common Stock at $0.43 per share on February 6, 2007

b.	45,000 shares of Common Stock at $0.47 per share on February 14, 2007

c.	5,000 shares of Common Stock at $0.42 per share on February 14, 2007

d.	10,000 shares of Common Stock at $0.45 per share on February 16, 2007

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7. Materials to Be Filed as Exhibits
None.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 28, 2007
  /s/ Martin A. Roenigk
Martin A. Roenigk
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